Simpson Thacher & Bartlett llp

425 lexington avenue

new york, ny 10017-3954

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

VIA EDGAR

July 3, 2025

Re:	ISQ Open Infrastructure Company LLC Registration Statement on Form 10-12G/A

Filed May 23, 2025
File No. 000-56735

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ISQ Open Infrastructure Company LLC (the “Company”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) an amendment (“Post-Effective Amendment No. 1”) to the above-referenced registration statement on Form 10-12G/A (the “Registration Statement”) filed with the Commission on May 23, 2025, which amends the registration statement on Form 10-12G originally filed with the Commission on April 14, 2025. The Company has revised the Registration Statement in response to the comment letter from the staff (the “Staff”) of the Commission’s Division of Corporation Finance, dated June 20, 2025 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist in your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in Post-Effective Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.	Please note, we continue to consider your responses to our prior comments 2, 3, and 4, provided on June 3, 2025. If we have further comment, we will provide them later.

The Company respectfully acknowledges the Staff’s comment.

Organizational Chart of ISQ Open Infrastructure Company LLC, page 2

2.	We note your response to our prior comment 7. Please include disclosure describing the Cayman Blocker, similar to what you have provided in your response to us, or advise.

In response to the Staff’s comment, the Company has added the below disclosure on page 28 to provide additional information regarding the Cayman Blocker. The text in blue is newly added.

Private Offering of Shares

(…)

The LLC Agreement provides that the Company will be composed of two series, Series I and Series II. The two series will have distinct assets and liabilities and will offer different classes of units. Series I will indirectly hold an interest in and control Series II. Series I indirectly invests in Series II via ISQ Open Infrastructure Holdings, L.P. (the “Blocker”), a Cayman Islands exempted limited partnership elected to be treated as a corporation for U.S. tax purposes. Series I is, and is expected to remain as, the sole limited partner of the Blocker, holding 100% of the Blocker’s economic rights. Additionally, Series I is the sole member of an LLC that serves as the only general partner of the Blocker, making Series I the sole control person of the Blocker indirectly.

3.	We note your response to our prior comment 8. We are unable to identify in your revised organizational chart the percentage of economic interests by class of shares for ISQ Open Infrastructure Company LLC - Series I and ISQ Open Infrastructure Company LLC - Series II. Please revise your organizational chart to provide the requested disclosure, or advise.

In response to the Staff’s comment, the Company respectfully notes that the percentages of economic interests by class of shares would vary depending on how many shares will be issued for each class. It is expected that in the ordinary course, when investors acquire shares of Series I, Series I will indirectly acquire shares of the corresponding class of Series II. For example, if Series I sells 100 Class STE Shares to its investors, then Series I will acquire, indirectly through the Blocker, 100 Class S Shares from Series II. Because Series II will be simultaneously offering Class S Shares directly to non-tax-exempt investors, we cannot say what percentage of Class S shares will be ultimately held by Series I. Such percentages will likely change from month to month. As of the filing date of the Post-Effective Amendment No. 1, no class of shares (including Investor Shares, Class E Shares and Class ETE Shares) have been issued. By way of clarification, while I Squared has contributed $2,000 to Series I and Series I, in turn, has contributed $1,000 to Series II through the Cayman Blocker on March 28, 2025, only controlling shareholder LLC interests were issued rather than any shares in either Series.

The Manager, page 3

4.	We note your response to our prior comment 10. Please revise your disclosure to provide further detail regarding the acquisition team’s background, including previous roles managing funds, performance history, and any sector specific experience.

In response to the Staff’s comment, the Company is unable to include related performance information of the acquisition team in the Registration Statement. The Company respectfully notes that it has not included the acquisition team’s performance history in the Registration Statement for a number of reasons:

First, the Company intends to raise capital from accredited investors via private placements made in accordance with Rule 506(b) of Regulation D. The Company seeks to ensure that its communications and actions do not constitute an offer of securities by general solicitation or the conditioning of the market for a public offering by the Company. The Company believes that if it were to add the performance information of the acquisition team in the Registration Statement, information typically associated with marketing, it would increase the risk that an investor may claim the Company is conditioning the market and therefore, that the Company does not have a valid private placement exemption.

Second, the Company is aware that in certain limited circumstances, some registered investment companies when filing registration statements have elected to show performance of other related strategies of the same investment adviser when those registrants believed such information was not misleading and satisfied the various conditions set out by the Staff in various no-action letters, including Nicholas Applegate Mutual Funds1 and Growth Stock Outlook Trust, Inc.2 Notwithstanding the fact that the Company is not an investment company, registered or otherwise, the Company believes that, by analogy to the reasoning in Nicholas Applegate Mutual Funds, the Company deciding to include the acquisition team’s related performance in the Registration Statement could be misleading for investors unless the conditions set forth in the Nicholas Applegate Mutual Funds and related no action letters are present. Specifically, those conditions include: (1) the performance was for all of the adviser’s private accounts that were managed with objectives, policies and strategies substantially similar to those used in managing the fund; and (2) the relative sizes of the fund and the private accounts were sufficiently comparable to ensure that the private account performance would be relevant to a potential investor in the fund. The Company does not believe these conditions would be satisfied for several reasons. The Company will become primarily engaged in acquiring, owning and controlling joint ventures that in turn, own and control Infrastructure Assets, which is a different strategy than any other vehicle managed by the Manager that do not necessarily have an explicit focus on control and acquiring majority-owned or primarily controlled Infrastructure Assets. Moreover, the Company’s management agreement with the Manager is non-discretionary. By contrast, the Manager’s relationship with other I Squared Vehicles is discretionary, giving the acquisition team direct control over the portfolio of those I Squared Vehicles and so the performance of those other I Squared Vehicles can be directly attributed to the Manager and the acquisition team. Finally, the Company does not know whether it will ever reach the same size as the I Squared Vehicles previously advised by the acquisition team, and as is recognized in Nicholas Applegate Mutual Funds, scale has the ability to impact performance in a material way.

The Company has added the blue disclosure reproduced below to pages 3 and 4 to provide additional disclosure regarding the acquisition team’s experience, history and capabilities in response to the Staff’s comments.

The Manager

We are managed by the Manager, a wholly owned subsidiary of I Squared and an investment adviser registered under the Advisers Act. The Manager manages us pursuant to the terms of the Management Agreement and supports the Company in managing its portfolio of Infrastructure Assets.

[1]	See SEC No-Action Letter, Nicholas Applegate Funds I and II, 1996 SEC No-Act. LEXIS 674 (August 6, 1996).
[2]	See SEC No-Action Letter, Growth Stock Outlook Trust, Inc., 1986 SEC No-Act. LEXIS. 2026 (Apr.15, 1986).

I Squared’s acquisition team (the “Acquisition Team”) is led by Managing Partners, Sadek Wahba and Gautam Bhandari, and Senior Partners, Harsh Agrawal and Mohamed El-Gazzar. These leaders are responsible for all facets of the acquisition process and together form the voting members of the ICOMM (as defined below) and I Squared Executive Committee (as defined below). This team has overseen the deployment of over $40 billion in global infrastructure equity and credit investments across over 80 portfolio companies, bringing a wealth of knowledge and experience, having worked as a cohesive team for over 20 years and collectively amassed over 100 years of collective industry expertise.

Sadek Wahba is the Founder, Chairman and Managing Partner of I Squared. Prior to founding I Squared, he founded Morgan Stanley Infrastructure Partners, a global platform for infrastructure investments. A former economist at The World Bank, he was part of the expert committee on the World Economic Forum’s first report on global infrastructure investments. He was named Global Infrastructure Personality of the Year twice, as well as Global Infrastructure Personality of the Decade, by Private Equity International (PEI). In September 2022, Sadek was appointed by former President Biden to the U.S. National Infrastructure Advisory Council, which advises on reducing the physical and cyber risks and improving the security and resilience of critical infrastructure in the U.S.

Gautam Bhandari is the Co-Founder, Global Chief Investment Officer and Managing Partner of I Squared. Since inception, Gautam was awarded Infrastructure Personality of the Year in the 2023 PEI Infrastructure Investor Awards in recognition of his contribution to infrastructure, pioneering approach to investments and asset management in addition to assuming his new role as Global Chief Investment Officer.3 Prior to I Squared, Gautam spent 11 years at Morgan Stanley in New York and Asia, where he was Managing Director and Head of Asia for Morgan Stanley Infrastructure Partners, a global platform for infrastructure investments. He started his career in finance at Morgan Stanley in New York, where he worked on debt restructurings, debt and equity financings and M&A for some of the firm’s larger and more complex clients such as General Motors, Tyco and Accenture, and other multinational clients. Prior to joining Morgan Stanley, Gautam worked at Advanced Technology Materials Inc., a semiconductor chip technology company.

Harsh Agrawal is a Senior Partner at I Squared, leading its investments in Asia. Harsh brings more than 21 years of financial services and investing experience. He has led the formation of several platforms in Asia-Pacific for I Squared, including the formation and growth of Cube Highways, a $5 billion4 operating toll road platform and the setup of Amplus Solar, a distributed solar business, and its eventual sale to Petronas. In the energy and renewables sector, he has led investments in the city gas distribution sector including THINK-AG&P Gas, the formation of the HEXA Renewables platform across Taiwan, Korea, Indonesia, Philippines and India and the investment in Clean Energy Fuels Australia. During his career at Morgan Stanley, he was involved in strategic transactions and financings for transportation and infrastructure companies in North America, evaluating growth capital opportunities for companies in India, and financing infrastructure projects in India as part of Morgan Stanley Infrastructure (MSI).

[3]	The award referred to above is provided solely for informational purposes and is not intended to be, nor should it be construed as or relied upon as, any indication of future performance or other future activity. Such award was based on the analysis of Private Equity International based on its own methodologies and criteria. Other third parties may have a more or less favorable view or opinion of I Squared or its employees and potential investors should make their own determinations about the prospects for the Company’s acquisitions. No compensation was paid by I Squared in connection with the award referenced above.
[4]	As of June 30, 2024.

Mohamed El Gazzar is a Senior Partner of I Squared, responsible for the infrastructure strategy in Europe. Since joining I Squared, Mohamed has led the acquisition and development of portfolio companies encompassing power and utilities, energy, transport and logistics, digital infrastructure, environmental infrastructure and social infrastructure. Some of the power and utilities investments that Mohamed has led include Energia Group in Northern Ireland and the Republic of Ireland; T-Solar, a solar PV portfolio with operations predominantly in Spain which was sold in 2020; and Conrad Energy, a UK independent power producer providing highly flexible generation; Aggreko, one of the leading global providers of mobile modular power, temperature control and energy services. In the transport and logistics space he led the 2018 acquisition of TIP Trailer Services, one of the largest pan-European trailer and truck lessor with a presence across 17 countries in Europe and Canada; Cube Cold Europe, a pan-European cold storage platform focusing on acquiring and developing small to medium sized cold storage facilities across strategic areas such as ports and logistics hubs; and Arriva, a bus and rail operator. In 2019, Mohamed was involved in the acquisition of Domidep, I Squared’s first investment in the social infrastructure space and one of the largest elderly residential care providers in France.  In the digital infrastructure space, Mohamed led the acquisition of EXA, a key pure-play operator of telecom infrastructure networks, which was completed in 2021. More recently, Mohamed led the acquisition of Applus, a global leader in the TIC sector. Before joining I Squared Capital, Mohamed spent 12 years at Morgan Stanley, most recently as an Executive Director of Morgan Stanley Infrastructure (MSI), a global platform for infrastructure investments at Morgan Stanley Investment Management.

Share Redemptions, page 24

5.	We note your response to our prior comment 12 regarding the applicability of the tender offer rules to your share redemption program. Please provide your analysis as to how Rule 13e-4(h)(1) supports your determination that the share redemption program will not be a tender offer. Additionally, please supplementally provide us with a copy of Schedule A of the LLC Agreement (Form of Share Redemption Program). We may have further comment.

The Company acknowledges the Staff’s comment and has filed the Form of Share Redemption Program as an exhibit to the Post-Effective Amendment No. 1 and includes its analysis regarding Rule 13e-4(h)(1)’s application to its share redemption program below.

There is No Sound Legal Basis to Apply a Limited Reading to the Text of Rule 13e-4(h)(1) to Apply Only to Redemptions at the Option of the Issuer

The Company’s share redemption program is not a tender offer under the Wellman factors as described in the Company’s prior response. In addition, Rule 13e-4(h)(1) provides that the tender offer rules under Rule 13e-4 shall not apply to “[c]alls or redemptions of any security in accordance with the terms and conditions of its governing documents.” The Company’s LLC Agreement includes the terms of the share redemption program as a feature of its governing document and any modifications deemed material by the applicable Series to the share redemption program require the approval of the applicable Series Board.

The Company believes Rule 13e-4(h)(1)’s express terms are far reaching—encompassing both calls and redemptions of any security—and forms a basis for exempting the share redemption program from Rule 13e-4. While a call is arguably indicative of a forced purchase of securities by an issuer, the inclusion of “and redemptions” should be read to avoid redundancy. In other words, even a limited reading of a call should not distort the broader language of the rule which uses the disjunctive to elicit the general applicability of redemptions at the option of either an issuer or a stockholder.

The Company’s redemption plan governs the redemption of the Company’s units upon the request of the unitholder and the Company is not aware of any guidance with legal basis for why such a redemption would not be covered by Rule 13e-4(h)(1). Nor is the Company aware of any definition of “repurchase” or “redemption” in the U.S. Securities Act of 1933, as amended, or the U.S. Exchange Act of 1934, as amended.5

[5]	Whereas the Investment Company Act of 1940, as amended (the “Investment Company Act”) expressly defines “redeemable security” as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.” See 15 U.S.C. § 80a-2(a)(32).

Rule 13e-3(g)(4) Provides a Sound Rationale for a Broad Reading of the Term “Redemption”

In 1979, the Commission’s Adopting Release for Rule 13e-4 also included a concurrent adoption of Rule 13e-3 “[s]ince tender offers subject to Rule 13e-4 may also involve going private transactions[.]”6 Rule 13e-3(g)(4) is instructive in understanding the expanse of the exemption in Rule 13e-4(h)(1) because it too addresses redemptions and calls. There, the carve out to Rule 13e-3 requirements includes “[r]edemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class or equity securities.” We are aware of no SEC guidance rejecting the view that such redemptions cover any equity security redeemed by an issuer, irrespective of whether such redemption comes at the option of the issuer or the stockholder. The Company is not aware of a legal basis to differentiate the treatment of the terms “call” and “redemption” in Rule 13e-4 from the terms “calls” and “redemptions” in Rule 13e-3.

The Company’s Share Redemption Program Does Not Entail the Types of Purchases that Would Result in Abuses under Rule 13e-4

The tender offer rules were meant to apply to those transactions in which marketable securities are purchased at prices arbitrarily determined by the redeeming party that could then impact the market price of the issuer’s securities.7 The below are examples of relief from Rule 13e-4 granted by the Staff to issuers that gave a redemption right to the holder at the holder’s election and sought relief on the grounds that such redemption rights were carved out from the tender offer rules by Rule 13e-4(h)(1).

In Brock Exploration Corporation, the issuer maintained that repurchases pursuant to the limited partner’s “right to have his limited partnership interest purchased is the substantial equivalent of a call or redemption” under Rule 13e-4 and that each of Rules 13e-3, 13e-4 and Regulation 14D should be interpreted to exempt “redemptions, calls or similar purchases of a[n] [equity] security pursuant to specific provisions set forth in instrument(s) creating or governing that class of [equity] securities.”8 Ultimately, the Staff decided to issue no-action relief on the prudential basis that the repurchase arrangement did not trip the policy rationale for implementing the protections of Rule 13e-4. The Staff determined that while it was “not free from doubt” that the company’s purchases of interests presentable for repurchase by the issuer did not constitute a tender offer under Rule 13e-4, “[n]evertheless, since the terms and conditions of the [o]ffers are governed by the [a]greements, as described above, purchases of [i]nterests pursuant to the [o]ffers would not appear to result in any of the abuses Rule 13e-4 was designed to prevent.”9

The Staff continued this line of reasoning in Merrill Lynch Puerto Rico Tax Exempt Fund Inc.,10 providing no-action guidance to the applicant from Rule 13e-4. In its no-action letter, the Staff outlined the representations of the applicant’s redemption program including that (1) all common stock redemptions would be at a price equal to the NAV per share; (2) the board of directors had adopted a policy implementing the provisions of the redemption program as outlined in the issuer’s governing document on a monthly basis; (3) shareholders maintained the ability to revoke their redemption requests; (4) redemptions were available for all common stock; (5) all shareholders would receive instructions on how to redeem; and (6) redemptions were intended as a liquidity mechanism for shareholders.11 The Staff further required that no secondary market for the shares being repurchased develop and the issuer would maintain its policy of accepting redemption requests no less frequently than once per month.12

[6]	See Adopting Release Nos. 6108; 16112; 10842, 1979 SEC Lexis 863, at *2 (Aug. 16, 1979).
[7]	See SEC No-Action Letter, Brock Exploration Corp., 1980 SEC No-Act. LEXIS 3468, at *14 (May 30, 1980); see also Adopting Release at *6 (“Section 13(e) of the [Exchange Act] empowers the Commission to define manipulative, deceptive and fraudulent acts and practices with respect to issuers’ repurchases of their own securities, whether by tender offer or otherwise, and to adopt means reasonably designed to prevent such acts and practices.”)
[8]	Id. at *7.
[9]	Id. at *8.
[10]	See SEC No-Action Letter, Merrill Lynch Puerto Tax-Exempt Fund, Inc., 1995 SEC No-Act. LEXIS 625 (Aug. 7, 1995).
[11]	Id. at *3.
[12]	Id. at *4.

In Beverly Enterprises,13 the Staff applied similar reasoning to an issuer providing holders of liquid yield option notes (“LYONs”) the option to convert their securities into common stock pursuant to an option provision that was specified in the issuer’s governing documents. The Staff issued no-action relief on the basis that (1) the terms and conditions of the option provision were fixed; (2) the issuer remained subject to the Exchange Act; and (3) the issuer would not take steps to encourage or discourage exercise of the option provision. The Staff followed up with relief for a similar LYON repurchase provision under Rule 13e-4 in National Medical, citing similar factors in issuing its relief.14

Read together, the Staff has historically granted relief under 13e-4 for redemption options that provide predetermined terms and conditions and equal treatment of such redemption options for shareholders without any coercive action by the issuer. If a redemption program otherwise meets the requirements of 13e-4(h)(1), the Staff has been amenable to granting relief from the tender offer rules insofar as the redemption program avoids the “abuses” Rule 13e-4 was intended to address.

Here, there is no secondary market for the Company’s shares and no secondary market is expected to develop. The terms of the redemption program are fully disclosed to investors and included in the Company’s limited liability company agreement. No solicitation will be made to seek participation in the redemption program. Accordingly, the Company believes the functioning of the redemption program “does not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4.” 15 For the reasons described in the Company’s prior response letter, we do not believe the redemption program is a tender offer under the Wellman factors. As such, the Company believes its interpretation and application of 13e-4(h)(1) to the share redemption program is consistent with the Staff’s prior guidance.

6.	We note your response to our prior comment 13 and reissue. Specifically, we note as you also did in your response letter that you are not a REIT. The application of the 2007 Alston & Bird LLP class exemptive relief (“2007 exemption”) is strictly limited to non-listed REITs. In addition to not being part of the class of persons to whom the exemption was provided, you make several disclosures that appear to conflict or are inconsistent with representations and conditions that serve as a basis for the 2007 exemption. For example, it is unclear that you can satisfy all the conditions in the 2007 exemption, particularly regarding the price condition (i.e., “the REIT purchases shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock”). Additionally, the 2007 exemption was granted in part on the representation that redemptions are not solicited by a REIT and are not made with the purpose of trading in, and should not have the effect of manipulating or raising the offering price of the non-listed REIT’s common stock, whereas you have disclosed the following: “The Company may require a Shareholder to surrender and have all or any portion of its Shares redeemed at any time, on 10 days’ prior written notice, if the Company determines that it would be in the interest of the Company, as determined by the Board, for the Company to redeem the Shares. To the extent the Company requires the mandatory redemption of any Shares of any Shareholder, such redemption will not be subject to the redemption limits under the Company’s share redemption program or the Early Redemption Fee, unless otherwise determined by the Company in its sole discretion.” To the extent you engage in redemptions (or other bids or purchases) of the covered security outside of a “distribution” of securities, during the applicable Regulation M “restricted period,” you are responsible for analyzing all relevant facts and circumstances involved to determine whether any redemptions made outside of the distribution qualify for an available exception or other relief under Rule 102.

The Company respectfully acknowledges the Staff’s comment and, after analyzing the Staff’s concerns surrounding Regulation M, in particular Rule 102, notes that (1) its share redemption program does not implicate the manipulative conduct by persons with an interest in the outcome of an offering that Regulation M was adopted to preclude, (2) the election to be treated as a real estate income trust (a “REIT”) for United States federal income tax purposes has no bearing on the need for investor protection from manipulative conduct and (3) its share redemption program provides a significant benefit to the Company’s Shareholders, as discussed in further detail below.

[13]	See SEC No-Action Letter, Beverly Enterprises, 1985 SEC No-Act. LEXIS 2793, at *6 (Nov. 6, 1985).
[14]	See Nat’l Med. Ents., Inc., 1986 SEC No-Act. LEXIS 1878, at *6 (Jan. 31, 1986).
[15]	Beverly Enterprises, at *15.

(1) The Company’s redemptions of its Shares under the share redemption program would not constitute the type of manipulative conduct Regulation M was designed to preclude.

Regulation M was adopted to preclude “manipulative conduct by persons with an interest in the outcome of an offering,” including “activities that could influence artificially the market for the offered security.”16 The Company respectfully submits that its share redemption program, and the way in which the Company intends to conduct redemptions thereunder, are fundamentally non-manipulative. First, the Company plainly discloses in the Registration Statement the existence of the share redemption program, including the timing, amount and price at which Shares will be repurchased. Second, the Company will both sell and redeem Shares at NAV per Share, which will be calculated in accordance with the Company’s valuation policies and procedures and based on the Company’s assets and liabilities, and any redemptions of Shares are not expected to increase the NAV at which the Company sells its Shares. Third, there is no trading market for the Company’s Shares, and as such, redemptions of the Company’s Shares by the Company will not have the effect of artificially creating demand for the Company’s Shares. As set out in the Company’s Registration Statement, the Company is authorized to issue an unlimited number of Shares and will only sell Shares at the then-applicable NAV per Share. To this end, the Company respectfully submits that the characteristics of its share redemption program do not implicate the types of manipulative conduct that Regulation M was designed to preclude.

(2) The Company’s redemption program is consistent with the 2007 exemption but for the fact that the Company is not taxed as a REIT. The election to be treated as a REIT for United States federal income tax purposes has no bearing on the need for investor protection from manipulative conduct.

While the Company has not elected to be treated as a REIT for United States federal income tax purposes, the Company respectfully submits that the lack of such tax election should have no bearing on, and does not increase the Company’s likelihood of engaging in, the manipulative practices Regulation M was designed to preclude.

The relief granted by the Commission in the 2007 exemption was made on the basis of five conditions relating to the characteristics of the issuer and its share redemption program: (i) the absence of a trading market for the issuer’s shares, (ii) termination of the share redemption program in the event a secondary market were to develop for the issuer’s shares, (iii) the price at which shares will be repurchased will not exceed the then-current public offering price, (iv) full disclosure of the share redemption program in the issuer’s prospectus, and (v) compliance with the remaining provisions of Regulation M. The Company’s redemption program meets all these conditions, as outlined further below. While the 2007 exemption applies to REITs, the Company respectfully submits that the tax classification of an issuer is not central or relevant to the principles upon which the relief was granted in the 2007 exemption. Rather, it is the characteristics of the issuer and the share redemption program, sufficiently designed so as to reduce the possibility of manipulative conduct, that are the most relevant for investor protection.

Additionally, since the issuance of the 2007 exemption, the Commission has granted exemptive relief from the provisions of Regulation M for issuers and classes of issuers that have not elected to be treated as REITs,17 recognizing that issuers should be able to provide their shareholders with liquidity where the policy concerns of Regulation M and the potential for manipulative conduct intended to be precluded by Regulation M are not applicable or are sufficiently mitigated. As discussed previously, the Company respectfully submits that the terms of its share redemption program are consistent with the conditions of the no-action relief granted by the Staff in the 2007 exemption and the other non-listed vehicles that conduct NAV-based repurchase programs, and the Company respectfully submits that its share redemption program does not carry with it any greater risk of manipulative conduct that Regulation M was designed to preclude.

[16]	Anti-Manipulation Rules Concerning Securities Offerings, Securities Act Release No. 33-7375; Exchange Act Release No. 34-38067 (Dec. 20, 1996).
[17]	See Order Granting Greenbacker Renewable Energy Company LLC a Limited Exemption from Rule 102(a) of Regulation M pursuant to Rule 102(e) of Regulation M Release No. 34-75903 (September 1, 2015), Order Granting a Limited Exemption from Rule 102(a) of Regulation M to Certain Business Development Companies Pursuant to Rule 102(e) of Regulation M Release No. 34-71142 (December 19, 2013) and Order Granting TriLinc Global Impact Fund, LLC a Limited Exemption from Rule 102(a) of Regulation M pursuant to Rule 102(e) of Regulation M Release No. 34-69199 (March 20, 2013).

The Company respectfully submits that it satisfies all five conditions of the 2007 exemption relating to the characteristics of the issuer and its share redemption program:

(i)	The absence of a trading market for the issuer’s shares

As indicated in the Registration Statement, the Company does not expect that there will be a secondary market for the Shares. In recognition that a secondary market for the Shares likely will not develop, the Company has adopted a share redemption program.

(ii)	Termination of the share redemption program in the event a secondary market were to develop for the issuer’s shares

The Company respectfully acknowledges that it will terminate its share redemption program in the event a secondary market were to develop for its Shares.

(iii)	The price at which shares will be repurchased will not exceed the then-current public offering price

Under its share redemption program, the Company expects to redeem Shares pursuant to quarterly redemption offers using a purchase price equal to its NAV per Share as of the last calendar day of the applicable quarter. Such price would equal, and under no circumstances exceed, a subscription price at which a new investor or an existing Shareholder may purchase the applicable Shares. Therefore, the Company respectfully submits that it satisfies this condition (iii).

(iv)	Full disclosure of the share redemption program in the issuer’s prospectus

The Company respectfully submits that details of its share redemption program are disclosed in the Registration Statement and will be included in the private placement offer for the Company’s Shares.

(v)	Compliance with the remaining provisions of Regulation M.

The Company respectfully submits that it will ensure that its share redemption program complies with, and will continue to comply with, the provisions of Regulation M and the anti-manipulation provisions of all other federal securities laws or applicable relief granted thereunder.

(3) The Company’s share redemption program provides a significant benefit to its Shareholders.

The Company’s share redemption program provides a significant benefit to the Company’s Shareholders. The Company will not list its Shares on any securities exchange or any other trading market, and the Company does not expect that a secondary market for its Shares will develop. To that end, share redemptions by the Company under the share redemption program will generally be the only method by which the Company’s Shareholders will be able to sell their Shares. The Company respectfully submits that its Shareholders would be in a better position with respect to their investment in the Company if they were able to benefit from the liquidity offered by the Company’s share redemption program.

Moreover, the Company notes that, under limited circumstances provided on page 145 of the Registration Statement, the Company or a Series may choose to redeem all or some of a Shareholder’s Shares without consent or other action by the Shareholder (such practice, the “Mandatory Redemption”). This approach is consistent with those adopted by other operating companies with similar quarterly share redemption programs, including, without limitation, KKR Private Equity Conglomerate LLC, KKR Infrastructure Conglomerate LLC, Apollo Asset Backed Credit Company LLC, Apollo Infrastructure Company LLC, EQT Private Equity Company LLC and EQT Infrastructure Company LLC.

Furthermore, the Company respectfully acknowledges that, to the extent it engages in redemptions (or other bids or purchases) of the covered security outside of a “distribution” of securities, during the applicable Regulation M “restricted period,” the Company would be responsible for analyzing all relevant facts and circumstances involved to determine whether any redemptions made outside of the distribution qualify for an available exception or other relief under Rule 102.

7.	We note your response to our prior comment 14. Please revise your disclosure to describe, if applicable, the extent to which investors will be able to revoke requests in the event of material changes to NAV after the date of the initial request. If investors are not able to revoke their requests, please so state.

Shareholders are not expected to be able to revoke their redemption requests after the request deadline, which is 4:00 p.m. (Eastern time) on the last business day of the first month of the quarter. The Company respectfully notes the existing disclosure in the Registration Statement: “Because Shareholders must submit redemption requests in the redemption offer on or around the last business day of the first month of the applicable quarter of the Redemption Date, Shareholders will not know the NAV per Share on the Redemption Date or for the months preceding the Redemption Date at the time their redemption request is tendered.” The Company’s NAV and NAV per Share will be determined in accordance with the procedures provided in “Net Asset Value” section of the Registration Statement. Specifically, the Manager will prepare valuations with respect to each of the Company’s assets in accordance with its valuation policies and procedures approved by the Board. The Company’s administrator will use the estimated values provided as well as inputs from other sources in its calculation of the Company’s monthly NAV per Share. The Manager will engage one or more independent valuation advisors on a quarterly basis, which period may be subject to modification from time to time, to provide a range of values and/or positive assurance regarding the reasonableness of the valuation of each Infrastructure Asset held by the Company and the Company will engage an independent auditor to review its financial statements.

Further, as provided in our prior response letter, the Company respectfully notes that its share redemption program, unlike a tender offer which often provides the desired purchase price in advance of the offer, is expected to operate in accordance with the procedures contemplated in Rule 13e-4(h)(1), as well as the terms and conditions of the LLC Agreement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 24 and 92 of the Registration Statement to clarify that the Shareholders will not be able to revoke their redemption requests after the request deadline. The text in blue is newly added.

Share Redemptions

General

(…)

Under the share redemption program, to the extent we offer to redeem Shares in any particular quarter, we expect to redeem Shares pursuant to quarterly redemption offers using a purchase price equal to our NAV per Share as of the last calendar day of the applicable quarter (the “Redemption Date”), subject to the Early Redemption Fee described below. The Company expects the redemption offers will generally have expiration dates falling on or around the last business day of the first month of the applicable quarter (e.g., approximately 60 calendar days prior to the end of the applicable quarter) (the “Redemption Deadline”). The Company expects that settlements of redemptions will generally be made approximately 35 calendar days after the Redemption Date. For example, a Shareholder requesting a March 31st Redemption Date would generally be required to submit a redemption request by January 30th and would be expected to receive a settlement on or around May 5th of the same year. Each Shareholder whose Shares have been accepted for redemption would continue to be a Shareholder of the Company until the Redemption Date. Because Shareholders must submit and revoke their redemption requests in the redemption offer on or around the last business day of the first month of the applicable quarter of the Redemption Date, Shareholders will not know the NAV per Share on the Redemption Date or for the months preceding the Redemption Date at the time their redemption request is tendered or revoked. In the event of material changes to the NAV per Share between the Redemption Deadline and the Redemption Date, Shareholders will be unable to revoke their prior redemption request.

(…)

There is no public trading market for Shares of the Company; therefore, a Shareholder’s ability to dispose of its Shares will likely be limited to redemption by us. If a Shareholder sells its Shares to us, the Shareholder may receive less than the price it paid.

There is no current public trading market for Shares of the Company, and we do not expect that such a market will ever develop. Therefore, redemption of Shares by us will likely be the only way for a Shareholder to dispose of its Shares. We expect to continue to redeem Shares at a price equal to the transaction price of the class of Shares being redeemed on the date of redemption (which will generally be equal to our NAV per Share as of the last month of the prior calendar quarter) and not based on the price at which a Shareholder initially purchased its Shares. As a result, a Shareholder may receive less than the price it paid for its Shares when the Shareholder sells them to us pursuant to our share redemption program. See “Item 1. Business—Share Redemptions.” Redemption requests under our share redemption program will be subject to the Early Redemption Fee if the Shares are redeemed within 24 months of the original issue date of such Shares. Because Shareholders must submit and revoke their redemption requests in the redemption offer on or around the last business day of the first month of the applicable quarter of the Redemption Date, Shareholders will not know the NAV per Share on the Redemption Date or for the months preceding the Redemption Date at the time their redemption request is tendered or revoked. In the event of material changes to the NAV per Share between the Redemption Deadline and the Redemption Date, Shareholders will be unable to revoke their prior redemption request.

Platform Arrangements, page 131

8.	We note your response to our prior comment 16. Please revise your filing to explain, as you have in your response, “investment platforms,” and “platform arrangements.”

In response to the Staff’s comment, the Company has revised its disclosure on page 131 to provide additional information regarding “investment platforms,” and “platform arrangements.” The text in blue is newly added, while the text in red have been deleted.

Platform Arrangements

In response to opportunities to acquire new companies formed by I Squared or existing companies where, at the time of the initial investment, the Company believes there is opportunity for substantial follow-on equity investment, t~~T~~he Company could create, acquire or co-invest with other I Squared Vehicles or third parties ~~in investment platforms (“Platform Arrangements”)~~. In the case where the Company co-invests alongside another I Squared Vehicle, the potential for conflicts could exist. I Squared has broad discretion to ~~determine what constitutes a Platform Arrangement and could a~~arrange with other I Squared Vehicles or third parties to acquire alongside, acquire interests from or sell interests in an Infrastructure Asset (such arrangements, “Platform Arrangements”). As a result of such arrangements, I Squared has~~have~~ greater flexibility to acquire alongside, acquire interests from or sell interests to any other I Squared Vehicle with respect to a Platform Arrangement, and greater flexibility in its interpretation and application of the Infrastructure Asset limitations, Infrastructure Asset Allocation Guidelines and other LLC Agreement limitations, than would otherwise be permitted. In the case of certain Platform Arrangements, the Company could rely on the existing management, board of directors and other shareholders of such companies, which could include representation of other financial investors with whom the Company is not affiliated and whose interests could conflict with the interests of the Company.

Description of Registrant’s Securities, page 137

9.	We note your response to our prior comment 18. Please describe the types of shares offered in each Series.

In response to the Staff’s comment, the Company has added the below table and additional disclosure on page 137 under the “Description of our Shares” section in blue to describe the types of Shares offered in an investor-friendly format.

Description of our Shares

There is currently no market for our Shares, and we do not expect that a market for our Shares will develop in the future. We do not intend for the Shares registered under this Registration Statement to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Shares. Under the terms of the LLC Agreement, except as required by law, the liability of each Shareholder (which we also refer to in this Registration Statement as a “member” or a “Member”) in such capacity shall be limited to the amount of such Shareholder’s total investments and pro rata share of any undistributed profits. Except as may otherwise be provided in the LLC Agreement or in any class designation and except as required by law, after the payment of all subscription proceeds for the Shares purchased by such Shareholder, no Shareholder shall have any further obligations to the Company, be subject to any additional assessment or be required to contribute any additional capital to, or to loan any funds to, the Company, unless otherwise agreed by the Company and the Shareholder. No Shareholder shall have any personal liability on account of any obligations and liabilities of, including any amounts payable by, the Company under or pursuant to, or otherwise in connection with, the LLC Agreement or the conduct of the business of the Company solely by reason of being a member of the Company.

Share Class	Management Fee Rate	Minimum Investment	Servicing Fee
Class F-S	0.75%(1) per annum of NAV	$10,000	0.85%
Class F-D		$10,000	0.25%
Class F-I		$10,000	None
Class F-J		$10,000	0.50%
Class S	1.25% per annum of NAV	$10,000	0.85%
Class D		$10,000	0.25%
Class I		$10,000	None
Class J		$10,000	0.50%
Class F-STE	0.75%(2) per annum of NAV	$10,000	0.85%(2)
Class F-DTE		$10,000	0.25%(2)
Class F-ITE		$10,000	None
Class F-JTE		$10,000	0.50%
Class STE	1.25%(2) per annum of NAV	$10,000	0.85%(2)
Class DTE		$10,000	0.25%(2)
Class ITE		$10,000	None
Class JTE		$10,000	0.50%
Class E	None	$10,000	None
Class ETE		$10,000	None

(1)	With respect to Class F-S Shares, Class F-D Shares, Class F-I Shares and Class F-J Shares, the Management Fee Rate will be 0.75% per annum of month-end NAV for the first 36-months in which the Founder Shares are offered and subsequently increase to 1.25% per annum of month-end NAV after the first 36-months in which such Founder Shares are offered.

(2)	Series I will indirectly hold an interest in and control Series II. As a result, holders of one class of Series I Shares will indirectly bear their proportional share of the Management Fee, Performance Participation Allocation and the Servicing Fee, paid by the same class of Series II Shares as described further in the LLC Agreement, such that these fees will not be duplicated at the Series I-level.

The Company’s Shares are currently comprised of nine types of Series I Shares and nine types of Series II Shares. Series I Shares are: Class F-STE Shares, Class F-DTE Shares, Class F-ITE Shares, Class F-JTE Shares, Class STE Shares, Class DTE Shares, Class ITE Shares, Class JTE Shares and Class ETE Shares. Each of these Shares will invest into its corresponding Series II Shares. Series II Shares are: Class F-S Shares, Class F-D Shares, Class F-I Shares, Class F-J Shares, Class S Shares, Class D Shares, Class I Shares, Class J Shares and Class E Shares.

Please do not hesitate to call any of Benjamin Wells at (212) 455-2516 or Nicholas Ridley (202) 636-5826 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	ISQ Open Infrastructure Company LLC

Rajib Chanda

Benjamin Wells

Nicholas Ridley